UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

Commission file number 1-18378

A.                             Full title of the plan and the address of the plan, if different from that of the issuer named below:

sanofi-aventis Hourly Employees’ Savings Plan

55 Corporate Drive

Bridgewater, NJ 08807-5925

B.                               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174 AVENUE DE FRANCE

Paris, France 75013

sanofi-aventis Hourly Employees’ Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2008 and 2007

Contents

Financial Statements

Statements of Net Assets Available for Benefits	1
Statement of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)	11

sanofi-aventis Hourly Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investment at fair value
Investment in Master Trust	$—	$598,610
Mutual funds	—	1,607,448
Participant loans	—	38,431
	—	2,244,489

Liabilities
Accrued expenses	—	60
Net assets available for benefits, at fair value	—	2,244,429

Adjustment from fair value to contract value for fully benefit responsive investment contracts	—	525
Net assets available for benefits	$—	$2,244,954

See accompanying notes to financial statements.

sanofi-aventis Hourly Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	Year Ended December 31
	2008	2007

Contributions:
Employee	$1,590	$61,240
Employer	611	22,195
Investment Income
Interest and dividends	45,923	71,852
Net (depreciation) appreciation in fair value of investment	(424,084)	50,323
Net investments (loss) income from Master Trust	19,915	26,921
Total additions	(356,045)	232,531

Distributions:	471,713	369,201
Fees and administrative expenses	598	693
Transfer to other plans	1,416,598	0
Total deductions	1,888,909	369,894
(Decrease) increase in net assets available for benefits	(2,244,954)	(137,363)

Net assets available for benefits at beginning of year	2,244,954	2,382,317
Net assets available for benefits at end of year	$0	$2,244,954

See accompanying notes to financial statements.

sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the sanofi-aventis Hourly Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which is available from the Plan Administrator, for a more complete description of the Plan’s provisions.

The Plan was established effective October 1, 1994.  The Plan is a defined contribution plan offered to eligible employees of Sanofi-Aventis U.S. LLC (the “Company”) and its affiliates that have elected to become participating employers. Eligible employees include certain hourly employees who work at least 30 hours per week, are at least 21 years old and complete 3 months of service in an eligibility computation period (subject to Plan provisions).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On December 31, 2008, the Plan was merged into and transferred its assets to the sanofi-aventis U.S. Savings Plan.

Master Trust

Effective January 1, 2008, sanofi-aventis U.S. LLC, sanofi-aventis Puerto Rico Inc. and T. Rowe Price Trust Company (the Trustee) entered into an amended and restated Master Trust Agreement (the Master Trust) to serve as a funding vehicle for certain commingled assets of the Plan.  Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of other Company plans. None of the plans have any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see Note 4).

Contributions

Plan participants may contribute from 1% to 16% of eligible compensation on a pre-tax basis, after-tax basis, or a combination of both.  Pre-tax contributions are subject to the maximum allowed by the Internal Revenue Code ($15,500 for both 2008 and 2007); ($20,500 for both 2008 and 2007 if the employee attained age 50). The first 6% of contributions are designated as “basic contributions,” and additional contributions up to a maximum of 10% are designated as sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

1. Description of Plan (continued)

Contributions (continued)

“voluntary contributions.” Participants direct the investment of their contributions into various investment options offered by the Plan. The Company matches an amount equal to $.50 for each $1.00 of basic contributions made by the employee. The Company does not match any participant’s voluntary contributions. Plan participants may elect to have certain contributions invested in the sanofi-aventis ADR Fund.

Vesting

Participants are immediately vested in their basic and voluntary contributions plus earnings thereon.  Participants are 50% vested in the employer matching contribution and optional employer contributions after two years of service and are 100% vested after three years of service.

Forfeitures

Upon termination of employment, participants forfeit their non-vested account balances.  All forfeitures are used to reduce Company contributions to the Plan.  Forfeitures in 2008 and 2007 were not material.

Payment of Benefits

Participants’ vested account balances are payable on retirement. The normal retirement age under the Plan is 65. Payments are permitted prior to that age in the case of disability, death or termination of employment.

Withdrawal and Loans

Limited withdrawals and loans during employment are permitted under certain conditions provided for in the Plan. Participants who have a total vested account balance in the Plan of at least $2,000 may request a loan up to one-half of the participants’ vested account, not to exceed a maximum of $50,000. Loans may generally not exceed five years, but loans related to acquiring a principal residence may not exceed ten years. The interest rates on loans outstanding at December 31, 2008 ranged from 5.25% to 10.50%. All loans are repaid through automatic payroll deductions. Participants may request a distribution upon experiencing a financial hardship.

sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

1. Description of Plan (continued)

Termination of Plan

Effective December 31, 2008, the Company terminated the Plan and all assets and protected benefits were transferred to the sanofi-aventis U.S. Savings Plan.

Fees and Administrative Expenses

All expenses incidental to the maintenance and administration of the Plan are paid by the Plan, unless they are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Contracts Subject to FASB Staff Position (FSP AAG INV-1 and SOP 94-4-1)

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.

sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust.

The Plan’s investments in mutual funds, common and commingled trusts are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which are not materially different from fair value. Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

The Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor). These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and comprised of Guaranteed Investment Contracts (“GICs”) and Synthetic GICs.  The investments in Synthetic GICs are presented at fair value on the table of the investments held in the Master Trust (see Note 4). The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The wrapper rebid value is $434,639 and zero at December 31, 2008 and 2007, respectively.

sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The average crediting rate for the investment contracts was 4.27% and 4.84% and the average yield was 3.68% and 3.77% during 2008 and 2007, respectively. The Plan’s interest in the GICs within the Master Trust was 0.0% and 0.5% at December 31, 2008 and 2007, respectively.

Benefit Payments

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3. Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

	As of December 31
	2008	2007
Master Trust
sanofi-aventis US Savings Trust	$0	$598,610

Mutual Funds
Retirement 2010	0	459,035
Retirement 2015	0	115,914
Retirement 2020	0	402,180
Retirement 2025	0	164,094
Retirement 2030	0	156,308
Retirement 2035	0	112,663

The Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

	As of December 31
	2008	2007
Mutual Funds	$(424,084)	$50,323

sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

4. Master Trust

For years ended December 31, 2008 and 2007, the Plan’s interest in the Master Trust was 0.0% and approximated 0.5%, respectively.

The following table presents the fair value of investments held in the Master Trust:

	December 31
	2008	2007
Investments
Investments at fair value:
Mutual funds	$23,996,183	$18,162,160
Separate accounts	60,974,304	—
Company stock	66,155,567	89,331,243
Guaranteed insurance contract	316,829,113	269,676,092
Total assets	$467,955,167	$377,169,495

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,097,610	261,341
	$472,052,777	$377,430,836

The following table presents the investment income (loss) for the Master Trust:

	Year Ended December 31
	2008	2007

Dividends	$2,458,806	$2,005,419
Interest	14,090,787	13,426,725
Net depreciation in fair value of common stock and mutual funds	(27,282,562)	(1,604,066)
	$(10,732,969)	$13,828,078

sanofi-aventis Hourly Employees’ Savings Plan

Notes to Financial Statements

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 18, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the Trustee of the Plan. T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Supplemental Schedule

EIN: #36-4406953

Plan: #006

sanofi-aventis Hourly Employees’ Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2008

	(b)	(c)		(e)
	Identity of Issue, Borrower,	Description of	(d)	Current
(a)	Lessor, or Similar Party	Investment	Cost	Value

	Mutual Funds
	None			$0

	Common and Commingled Trusts
	None			$0

	Loans
	None			$0

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of sanofi-aventis, the Plan Administrator of the sanofi-aventis Hourly Employees’ Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SANOFI-AVENTIS HOURLY EMPLOYEES’ SAVINGS PLAN

Date: June 26, 2009	/s/ Elizabeth Donnelly

Elizabeth Donnelly, for the Pension Committee,
Plan Administrator